
CAN A SOUL DEVOTED TO EVIL
FIND REST?

William McConnell · 3rd

Owner / President Aqueduct Entertainment at Aqueduct Entertainment

Deerfield Beach, Florida, United States · Contact info

58 connections

Aqueduct Entertainment

Experience

Aqueduct Entertainment
24 yrs 3 mos

Owner / President Aqueduct Entertainment
Full-time
Jan 2007 – Present · 15 yrs 1 mo
Broward County, Florida, United States

Aqueduct Entertainment - Our mission, To elevate the awareness of basic moral truths that we believe are "written on the human heart" and shed light on the dark.

Owner
Nov 1997 – Jan 2007 · 9 yrs 3 mos